Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 7, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (EURONEXT: BAMA) today announced that at the company’s annual meeting of shareholders held earlier today in Toronto all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected. The nominees were proposed for election to the board in the company’s management information circular dated March 25, 2014. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	392,847,473	97.19	11,372,699	2.81
Maureen Kempston Darkes	402,216,752	99.50	2,003,420	0.50
Lance Liebman	402,489,379	99.57	1,730,793	0.43
Frank J. McKenna	402,802,308	99.65	1,417,864	0.35
Youssef A. Nasr	359,857,088	89.03	44,363,084	10.97
James A. Pattison	403,266,609	99.76	953,563	0.24
Seek Ngee Huat	391,858,912	96.94	12,361,260	3.06
Diana L. Taylor	402,829,402	99.66	1,390,770	0.34

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Philip B. Lind, Lord O’Donnell and George S. Taylor.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates.

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For more information about Brookfield Asset Management, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

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